February 23, 2005

Mail Stop 0511

Mr. Ivan Zweig, CEO
Mailkey Corporation
17194 Preston Rd., Suite 102 PMB 341
Dallas, TX 75248


Re: Form 8-K filed 2/04/2005
      File No. 0-29331

Dear Mr. Zweig:

We have reviewed your filing and have the following additional comments to supplement our previous letter of this same date.

This letter is to inform you should amend Form 8-K filed February
4,
2005 to include also letters from each of the previous accountants that were dismissed as identified in Form 8-K filed 2/04/2005 as soon as possible.

Item 304 of Regulation S-B describes the disclosure requirements of the Item 4 Form 8-K. In order for the former accountants to submit to you the letter required by Item 304(a) (3) of Regulation S-B, a copy of the filing should be furnished to them as soon as possible.
The accountants` letters were due to be filed with the Commission as an exhibit to the 8-K in the amended Form 8-K no later than 10 days after the initial Form 8-K was filed.

You should file your supplemental response and amendment via EDGAR in response to these comments as soon as possible. Please contact the staff immediately if you require longer than 10 days to respond. Direct any questions regarding this letter to the undersigned at 202.942.1856.


						Sincerely,


						Donald G. Wiland
						Staff Accountant
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE